

Rick Hoskins · 2nd

Board Trustee at Kenyon College

Mill Valley, California, United States ·

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500+ connections



1 mutual connection: Anya Fernald

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YouSolar, Inc.

Harvard Business School

Experience

Director
YouSolar, Inc.
Sep 2020 – Present · 1 yr

Board Trustee
Kenyon College
Apr 2018 – Present · 3 yrs 5 mos
Gambier, Ohio

Chairman of the Board
Powur PBC
Jan 2015 – Present · 6 yrs 8 mos
San Diego, California

Changing the world, one rooftop at a time.

Director
Photometics, Inc.
Mar 2011 – Apr 2018 · 7 yrs 2 mos

Trustee
Urban School of San Francisco
Jun 2014 – Jun 2017 · 3 yrs 1 mo
San Francisco Bay Area

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Education

Harvard Business School
MBA, Business
1987 – 1989

Stanford University
B.S., Electrical Engineering emphasis in Computer Science
1981 – 1985

Heidelberg American High School
1977 – 1981

Department of Defense School, Heidelberg, Germany